Mail Stop 3720

August 14, 2006

Ms. Liane Pelletier
Chief Executive Officer
Chairman of the Board and President
Alaska Communications Systems Group, Inc.
600 Telephone Avenue,
Anchorage, Alaska
99503

      Re: **Alaska Communications Systems Group, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2005
                Filed March 9, 2006

                Forms 10-Q for Fiscal Quarter Ended March 31, 2006
                File No. 0-28167

Dear Ms. Pelletier:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Financial Statements
Consolidated Statements of Operations, page F-4

1.   Explain to us how you applied the guidance of SFAS 144 to your sale of your
        Directories Business in 2003. Describe for us your consideration of the two
        classification criteria of paragraph 42 of SFAS 144 and tell us why this gain was
        not presented outside of income from continuing operations per paragraph 43 of
        SFAS 144.

5. Accounts Payable, Accrued and Other Current Liabilities, page F-15

2.   Explain to us the specific nature of the accruals included in your litigation
        "reserve". With a view towards clarifying policy disclosure, explain to us how
        you determine the amount to be accrued and when to record an accrual in
        accordance with SFAS 5 and FIN 14.

17. Business Segments, page F-31

3.   We note that your Internet segment has operated at a loss for several years, losses
        that continue in the quarter ended March 31, 2006. Describe for us the SFAS 142
        and SFAS 144 reporting units and asset groups included in this reporting segment
        and explain to us how you determined that impairment charges were unnecessary
        at each balance sheet date.

4.   In addition, please either revise or tell us why you report a negative $7,050,000 of
        total assets for this segment as of December 31, 2005.

Form 10-Q, June 30, 2006
Financial Statements
8. Commitment and Contingencies, page 15

5.   Refer to the second paragraph of page 16 and explain to us what you mean in the
        provision "ii) Crest's restoration of the Company's traffic carried on another
        cable system". Further, refer to the third paragraph of page 16 and explain to us
        how you accounted for the assumption of ownership of a fiber optic cable
        network assets from Crest. Describe how you determined the intrinsic value of
        the option exercise and why you recorded a gain of $1,979,000 on this
        transaction.   Please refer to all pertinent authoritative accounting literature in
        your response.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel

Assistant Director